UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
VCG Holding Corp.

(Name of Issuer)
Common Stock, $0.0001 Par Value

(Title of Class of Securities)
91821K101

(CUSIP Number)
Troy Lowrie
c/o VCG Holding Corp.
390 Union Blvd., Suite 540
Lakewood, CO 80228
(303) 934-2424
E. Lee Reichert
Kamlet Reichert, LLP
1515 Arapahoe Street
Tower 1, Suite 1600
Denver, CO 80202
(303) 825-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 18, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	91821K101	Schedule 13D	Page	2	of	19 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lowrie Management, LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,394,100*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,394,100*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,394,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 25.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Lowrie Investment Management, Inc., in its capacity as the General Partner of Lowrie Management, LLLP, has voting and dispositive power of these shares on behalf of Lowrie Management, LLLP.
** The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of VCG Holding Corp. (the “Company”) outstanding as of November 11, 2009 as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009 as filed with the Securities and Exchange Commission (“SEC”).

CUSIP No.	91821K101	Schedule 13D	Page	3	of	19 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lowrie Investment Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,394,100*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,394,100*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,394,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 25.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Lowrie Investment Management, Inc., in its capacity as the General Partner of Lowrie Management, LLLP, has voting and dispositive power of these shares on behalf of Lowrie Management, LLLP.
** The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of the Company outstanding as of November 11, 2009 as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009 as filed with the SEC.

CUSIP No.	91821K101	Schedule 13D	Page	4	of	19 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Troy Lowrie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		549,189

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,394,100*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		549,189

WITH	10	SHARED DISPOSITIVE POWER

4,394,100*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,943,289**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 28.6%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Lowrie Investment Management, Inc., in its capacity as the General Partner of Lowrie Management, LLLP, has voting and dispositive power of these shares on behalf of Lowrie Management, LLLP. Mr. Lowrie is the President of Lowrie Investment Management, Inc., the General Partner of Lowrie Management, LLLP.
** Includes 4,394,100 shares owned by Lowrie Management, LLLP. Mr. Lowrie is the President of Lowrie Investment Management, Inc., the General Partner of Lowrie Management, LLLP.
*** The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of the Company outstanding as of November 11, 2009 as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009 as filed with the SEC.

CUSIP No.	91821K101	Schedule 13D	Page	5	of	19 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Vali Lou Lowrie-Reed Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		826,907**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

826,907**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

826,907

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 4.8%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO*
* The Reporting Person is a trust.
** Vali Lou Lowrie-Reed, in her capacity as Trustee of The Vali Lou Lowrie-Reed Trust, has voting and dispositive power of these shares on behalf of The Vali Lou Lowrie-Reed Trust.
*** The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of the Company outstanding as of November 11, 2009 as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009 as filed with the SEC.

CUSIP No.	91821K101	Schedule 13D	Page	6	of	19 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Vali Lou Lowrie-Reed

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		826,907*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

826,907*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

826,907

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 4.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Vali Lou Lowrie-Reed, in her capacity as Trustee of The Vali Lou Lowrie-Reed Trust, has voting and dispositive power of these shares on behalf of The Vali Lou Lowrie-Reed Trust.
** The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of the Company outstanding as of November 11, 2009 as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009 as filed with the SEC.

CUSIP No.	91821K101	Schedule 13D	Page	7	of	19 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tom O'Hara

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		562,924

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		562,924

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

562,924

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 3.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of the Company outstanding as of November 11, 2009 as stated on the facing page of the Company's Form 10-Q for the quarter ended September 30, 2009 as filed with the SEC.

CUSIP No.	91821K101	Schedule 13D	Page	8	of	19 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Ocello

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		37,589*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		158,000**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		37,589

WITH	10	SHARED DISPOSITIVE POWER

158,000**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

195,589***

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 1.1%****

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* This does not include 30,000 shares of common stock underlying options to purchase stock that are currently not exercisable within 60 days of the date hereof.
** Micheal Ocello, in his capacity as Managing Member of LTD Investment Group, LLC, has voting and dispositive power of these shares on behalf of LTD Investment Group, LLC.
*** Includes 158,000 shares owned by LTD Investment Group, LLC. Mr. Ocello is the Managing Member of LTD Investment Group, LLC.
**** The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of the Company outstanding as of November 11, 2009 as stated on the facing page of the Company's Form 10-Q for the quarter ended September 30, 2009 as filed with the SEC.

CUSIP No.	91821K101	Schedule 13D	Page	9	of	19 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LTD Investment Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		158,000**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

158,000**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

158,000**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 0.9%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO*
* LTD Investment Group, LLC is a Missouri limited liability company.
** Micheal Ocello, in his capacity as Managing Member of LTD Investment Group, LLC, has voting and dispositive power of these shares on behalf of LTD Investment Group, LLC.
*** The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of the Company outstanding as of November 11, 2009 as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009 as filed with the SEC.

CUSIP No.	91821K101	Schedule 13D	Page	10	of	19 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Family Dog, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO*
* Family Dog, LLC is a Colorado limited liability company.

CUSIP No.	91821K101	Schedule 13D	Page	11	of	19 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FD Acquisition Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	91821K101	Schedule 13D	Page	12	of	19 Pages
Introductory Statement
     This Amendment No. 5 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed by Lowrie Management, LLLP with the Securities and Exchange Commission (the “SEC”) on March 31, 2005 (the “First Schedule 13D”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto, on April 10, 2006, November 14, 2007, September 29, 2009 and November 3, 2009, respectively. Originally, Troy Lowrie filed with the SEC a separate Schedule 13D and Amendment No. 1 (the “Second Schedule 13D”) on the same dates as Lowrie Management, LLLP filed the First Schedule 13D and Amendment No. 1 thereto. Lowrie Management, LLLP, Lowrie Investment Management, Inc. and Mr. Lowrie consolidated their Schedule 13D filings in Amendment No. 2 filed on November 14, 2007. This Amendment amends and restates the Amendment No. 4 to Schedule 13D filed on November 3, 2009.
Item 1. Security and Issuer
     Item 1 to the Schedule 13D is amended and restated in its entirety to read as follows:
     This Schedule 13D relates to common stock, par value $0.0001 per share (“Common Stock”) of VCG Holding Corp., a Colorado corporation (the “Company”).
     The Company’s principal executive office is located at 390 Union Blvd., Suite 540, Lakewood, CO 80228.
Item 2. Identity and Background.
     Item 2 to the Schedule 13D is amended and restated in its entirety to read as follows:
     (a), (b) and (c) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Section 13(d) of the Exchange Act, with respect to the shares of Common Stock described in this Schedule 13D: (i) Lowrie Management, LLLP, Lowrie Investment Management, Inc. and Troy Lowrie (collectively, the “Original Reporting Persons”); (ii) The Vali Lou Lowrie-Reed Trust, Vali Lou Lowrie-Reed, Tom O’Hara, Micheal Ocello and LTD Investment Group, LLC (collectively, the “Rollover Reporting Persons”); and (iii) Family Dog, LLC (“Parent”) and FD Acquisition Co. (“MergerSub” and, together with the Original Reporting Persons, the Rollover Reporting Persons and Parent, the “Reporting Persons”). The Reporting Persons are making a single joint amendment filing pursuant to Rule 13d-1(k)(1). The Reporting Persons are filing this Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act, with respect to the transaction described in Item 4 of this Schedule 13D. Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.
     Lowrie Management, LLLP is a Colorado limited liability limited partnership and its principal business is to own and operate adult entertainment nightclubs at various locations throughout the United States. Lowrie Investment Management, Inc., a Colorado corporation, is the General Partner of Lowrie Management, LLLP and Manager of Parent. Mr. Lowrie is the President of Lowrie Management, LLLP, Lowrie Investment Management, Inc., Parent and MergerSub; the Chairman of the board of directors and Chief Executive Officer of the Company; and the sole director of MergerSub. Tom O’Hara is a mortgage banker with Affiliated Financial Group, Inc. Ms. Lowrie-Reed is a homemaker and Mr. Lowrie’s sister. Micheal Ocello is a Director, President and Chief Operating Officer of the Company and the Managing Member of LTD Investment Group, LLC. LTD Investment Group, LLC, a Missouri limited liability company, is a company that Mr. Ocello uses for his investment purposes. Parent, a Colorado limited liability company, is the sole owner of MergerSub and will be the holding company for the surviving corporation of the Merger (as defined in Item 4). MergerSub is a Colorado corporation and was formed to consummate the Merger with the Company.
     For purposes of this Schedule 13D, each of the Reporting Persons has an address at: c/o VCG Holding Corp., 390 Union Blvd., Suite 540, Lakewood, CO 80228.

CUSIP No.	91821K101	Schedule 13D	Page	13	of	19 Pages
     (d) and (e) During the last five years, no Reporting Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Messrs Lowrie, O’Hara and Ocello and Ms. Lowrie-Reed are citizens of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 to the Schedule 13D is amended and restated in its entirety to read as follows:
     The Reporting Persons’ beneficial holdings of the Company’s Common Stock were acquired (i) by the Reporting Persons prior to the Company’s initial public offering of securities; (ii) by Lowrie Management, LLLP as a result of Lowrie Management, LLLP’s July 1, 2003 election to convert the entire principal amount of a certain Convertible Promissory Note, dated June 30, 2002, together with accrued interest thereon at the conversion rate of $1.00 per share; (iii) by Lowrie Management, LLLP in exchange for the cancellation of $10,000,000 of outstanding promissory notes held by Lowrie Management, LLLP on October 30, 2007; (iv) by Mr. Lowrie, Mr. Ocello and LTD Investment Group, LLC, on behalf of Mr. Ocello, as consideration for their service as officers, directors and/or employees of the Company; (v) by Lowrie Management, LLLP as consideration for the sale of certain nightclub properties by Lowrie Management, LLLP to the Company; (vi) by The Vali Lou Lowrie-Reed Trust, as a distribution of shares of Common Stock from Lowrie Management, LLLP; and (vii) by Tom O’Hara and Lowrie Management LLLP, through open market purchases.
     With respect to the proposed transaction described in Item 4 of this Schedule 13D (which Item 4 is incorporated herein by reference), the Reporting Persons estimate that the amount of funds that would be required to purchase all of the shares of outstanding Common Stock to be converted in the Merger (as defined in Item 4) into the right to receive the Merger Consideration (as defined in Item 4) (other than shares held by the Company or the Reporting Persons) is approximately $22,642,229.40. The Reporting Persons anticipate financing the Merger and related transaction costs incurred by the Reporting Persons through a private sale to accredited investors of (1) Class B Membership Units in Parent; and (2) promissory notes issued by Parent, which financings would close immediately prior to the closing of the Merger. The Reporting Persons currently expect that all other costs, expenses and liabilities of the Company arising out of or relating to the Merger shall be paid by the Company from cash available to the Company immediately prior to the Merger.
     The information set forth in response to this Item 3 is qualified in its entirety by reference to Item 4, the Proposal Letter (as defined in Item 4), the Summary of Proposal (as defined in Item 4) and the Extension Letter (as defined in Item 4), which are incorporated herein by reference.
Item 4. Purpose of Transaction.
     Item 4 to the Schedule 13D is amended and restated in its entirety to read as follows:
     On November 3, 2009, Troy Lowrie and Lowrie Management, LLLP, on behalf of a then-unformed entity, Parent, presented to the board of directors of the Company (the “Board of Directors”) a proposal to acquire, subject to certain conditions, all of the outstanding shares of Common Stock of the Company (other than shares of Common Stock held by Company or the Reporting Persons) for $2.10 per share in a cash merger transaction (the “Proposal”). Certain terms of the Proposal currently contemplated by the Reporting Persons are set forth in the letter to the Board of Directors (the “Proposal Letter”) and summary of proposal (the “Summary of Proposal”), each dated November 3, 2009. In connection with the Proposal, Mr. Lowrie formed Parent and MergerSub on November 6, 2009 by filing articles of incorporation and articles of organization, respectively, with the Colorado Secretary of State.
     On November 3, 2009, the Company announced that the Board of Directors had formed a special committee solely of independent directors, as defined under the Nasdaq independence rules, consisting of George

CUSIP No.	91821K101	Schedule 13D	Page	14	of	19 Pages
Sawicki, Kenton Sieckman and Carolyn Romero (the “Special Committee”), to consider the terms and conditions of the Proposal and to recommend to the Board of Directors whether to approve the Proposal.
     Pursuant to the Proposal Letter, Mr. Lowrie and Lowrie Management, LLLP originally held the Proposal open until November 18, 2009. To allow the Special Committee sufficient time to consider and review the Proposal, independently and with its legal and financial advisors, on November 18, 2009, Parent agreed, pursuant to a letter to the Special Committee (the “Extension Letter”), to extend the deadline for the Company to consider the Proposal until 5:00 p.m. M.S.T. on December 4, 2009.
     As described in the Summary of Proposal, MergerSub would merge with and into the Company, with the Company as the surviving corporation (the “Merger”). Prior to the Merger, the Reporting Persons would contribute all of the shares of Common Stock owned by them to Parent in exchange for Class A Membership Units in Parent. Equity investors in Parent would receive Class B Membership Units in Parent and debt investors would receive a promissory note issued by NewCo in consideration of their investment in Parent. Certain terms of the Parent formation and its financing currently contemplated by the Reporting Persons are set forth in the Summary of Proposal. In the Merger, the outstanding shares of Common Stock (other than those held by the Company and the Reporting Persons) would be converted into the right to receive a cash payment equal to $2.10 per share (the “Merger Consideration”). Shares of Common Stock held by the Company or the Reporting Persons (other than MergerSub) would be cancelled without any right to receive any cash payment. Each share of Common Stock held by MergerSub would be converted into one share of Common Stock in the Company after consummation of the Merger. All outstanding employee stock options and warrants to purchase shares of Common Stock would be terminated and, if vested, converted into the right to receive in cash, for each share of Common Stock subject to the employee stock option or warrant, the excess, if any, of the Merger Consideration over the exercise price of the employee stock option or warrant, without interest.
     Following consummation of the Merger: (i) all shares of Common Stock would be delisted from the Nasdaq Global Market; (ii) the Reporting Persons intend to deregister all shares of Common Stock as authorized by the Exchange Act and the Company would cease to be a reporting company; (iii) the Reporting Persons expect that the Company would continue to operate its business as currently conducted; and (iv) all members of the Board of Directors of the Company, other than Mr. Lowrie, would resign as directors, and all officers of the Company, other than Mr. Lowrie, would resign and Lowrie Investment Management, Inc. would be the sole manager of Parent, and Mr. Lowrie would be the sole officer and director of the Company.
     The Proposal is subject to the approval of the Special Committee and the Board of Directors, and the Proposal shall not create any agreement, arrangement or understanding between any of the Reporting Persons or other parties with respect to the Company or Common Stock for purposes of any law, rule, regulation, agreement or otherwise, until such time as definitive documentation and any agreement, arrangement or understanding have been approved by the Special Committee and the Board of Directors and thereafter executed and delivered by the Company and all other appropriate parties. The proposed Merger would also require the approval of the Company’s shareholders. The Reporting Persons collectively beneficially own approximately 37.7% of the total outstanding shares of Common Stock entitled to vote on the Proposal as a single class and intend to vote for the Proposal and will not agree to any other transaction involving their stake in the Company.
     The foregoing, the Proposal Letter, the Summary of Proposal and the Extension Letter are a summary of the Reporting Persons’ current proposal and should not be construed as an offer to purchase shares of Common Stock. A proxy statement will be distributed to the Company’s shareholders if and when definitive documentation is entered into by the Company and all other appropriate parties. Shareholders should read the Company’s proxy statement and other relevant documents regarding the Proposal filed with the SEC when they become available because they will contain important information relevant to the decision to approve the Merger. Shareholders will be able to receive these documents (when they become available), as well as other documents filed by the Reporting Persons or Parent or its affiliates with respect to the Proposal and the Merger, free of charge at the Commission’s web site, www.sec.gov.
     Other than as set forth above, in the Proposal Letter, the Summary of Proposal and the Extension Letter, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the Proposal is not consummated for any reason, the Reporting Persons intend to review continuously the Company’s business affairs, capital needs and general industry and

CUSIP No.	91821K101	Schedule 13D	Page	15	of	19 Pages
economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase their ownership of Common Stock, approve an extraordinary corporate transaction with regard to the Company or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, except that the Reporting Persons currently have no intention of selling any shares of Common Stock.
     The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4. The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal Letter, the Summary of Proposal and the Extension Letter, which are incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
     Item 5 to the Schedule 13D is amended and restated in its entirety to read as follows:
     (a) As of the date hereof, Mr. Lowrie is deemed to beneficially own 4,943,289 shares of Common Stock, including, by virtue of his relationship with Lowrie Management, LLLP, 4,394,100 shares of Common Stock held by Lowrie Management, LLLP, which constitute approximately 28.6% of the outstanding shares of Common Stock. As of the date hereof, Lowrie Management, LLLP is deemed to beneficially own 4,394,100 shares of Common Stock, which constitute approximately 25.4% of the outstanding shares of Common Stock. As of the date hereof, Lowrie Investment Management, Inc., by virtue of its relationship with respect to Lowrie Management, LLLP, may be deemed to beneficially own 4,394,100 shares of Common Stock, which constitute approximately 25.4% of the outstanding shares of Common Stock. Lowrie Investment Management, Inc. owns no shares of Common Stock and, without implying the beneficial ownership of shares of Common Stock by any other Reporting Person other than as expressly set forth herein, disclaims beneficial ownership of any shares beneficially owned by any other Reporting Person or any other person.
     As of the date hereof, Vali Lou Lowrie-Reed, by virtue of her role as Trustee for The Vali Lou Lowrie-Reed Trust, is deemed to beneficially own 826,907 shares of Common Stock, which constitute approximately 4.8% of the outstanding shares of Common Stock. As of the date hereof, The Vali Lou Lowrie-Reed Trust is deemed to beneficially own 826,907 shares of Common Stock, which constitute approximately 4.8% of the outstanding shares of Common Stock. Ms. Lowrie-Reed owns no shares of Common Stock and, without implying the beneficial ownership of shares of Common Stock by any other Reporting Person other than as expressly set forth herein, disclaims beneficial ownership of any shares beneficially owned by any other Reporting Person or any other person.
     As of the date hereof, Tom O’Hara is deemed to beneficially own 562,924 shares of Common Stock, which constitute approximately 3.3% of the outstanding shares of Common Stock.
     As of the date hereof, Micheal Ocello is deemed to beneficially own 195,589 shares of Common Stock, including, by virtue of his relationship with LTD Investment Group, LLC, 158,000 shares of Common Stock held by LTD Investment Group, LLC, which constitute approximately 1.1% of the outstanding shares of Common Stock. As of the date hereof, LTD Investment Group, LLC is deemed to beneficially own 158,000 shares of Common Stock, which constitute approximately 0.9% of the outstanding shares of Common Stock.
     As of the date hereof, Family Dog, LLC and FD Acquisition Co. own no shares of Common Stock and expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.
     The percentages of Common Stock set forth for the Reporting Persons in this Item 5 were calculated based on 17,310,723 shares of Common Stock outstanding as of November 11, 2009 as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009 as filed with the SEC.
     (b) Each of Lowrie Management, LLLP, Lowrie Investment Management, Inc., as the General Partner of Lowrie Management, LLLP, and Troy Lowrie, as the President of Lowrie Management, LLLP and Lowrie Investment Management, Inc., has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 4,394,100 shares of Common Stock. Each of The Vali Lou Lowrie-Reed Trust and Vali

CUSIP No.	91821K101	Schedule 13D	Page	16	of	19 Pages
Lou Lowrie-Reed, as Trustee of The Vali Lou Lowrie-Reed Trust, has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 826,907 shares of Common Stock. Each of LTD Investment Group, LLC and Micheal Ocello, as the Managing Member of LTD Investment Group, LLC, has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 158,000 shares of Common Stock.
     Neither Lowrie Management, LLLP, Lowrie Investment Management, Inc., The Vali Lou Lowrie-Reed Trust, Vali Lou Lowrie-Reed, LTD Investment Group, LLC, Family Dog, LLC nor FD Acquisition Co. has the sole power to vote or direct the vote or sole power to dispose or to direct the disposition of any shares of Common Stock.
     Troy Lowrie has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 549,189 shares of Common Stock. Tom O’Hara has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 562,924 shares of Common Stock. Micheal Ocello has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 37,589 shares of Common Stock.
     (c) No Reporting Person has effected any transactions in Common Stock during the past sixty days or since the most recent filing on Schedule 13D.
     (d) Except for the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in paragraphs (a) and (b) above.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 to the Schedule 13D is amended and restated in its entirety to read as follows:
     Items 3, 4 and 7 of the Schedule 13D, as amended, are incorporated herein by reference. The information set forth in response to this Item 6 is qualified in its entirety by reference to the Proposal Letter, a copy of which was filed as Exhibit 7.02 to Amendment No. 4 to Schedule 13D, the Summary of Proposal, a copy of which was filed as Exhibit 7.03 to Amendment No. 4 to Schedule 13D, and the Extension Letter, a copy of which is filed as Exhibit 7.05 to this Amendment.
     The Original Reporting Persons and the Rollover Reporting Persons have entered into a Joint Filing Agreement, dated November 3, 2009, a copy of which was filed as Exhibit 7.01 to Amendment No. 4 to Schedule 13D. Family Dog, LLC and FD Acquisition Co. have entered into a Joinder to Joint Filing Agreement, a copy of which is filed as Exhibit 7.04 to this Amendment. On November 17, 2009, the Rollover Reporting Persons have appointed Mr. Lowrie as their Power of Attorney with respect to, among other things, this Schedule 13D pursuant to the Power of Attorney, a copy of which is filed as Exhibit 7.06 to this Amendment.
Item 7. Material to Be Filed as Exhibits
     Item 7 to the Schedule 13D is amended and restated in its entirety to read as follows:

Exhibit 7.01	Joint Filing Agreement, dated November 3, 2009 (incorporated by reference to Exhibit 7.01 of Amendment No. 4 to Schedule 13D)

Exhibit 7.02	Proposal Letter, dated November 3, 2009 (incorporated by reference to Exhibit 7.02 of Amendment No. 4 to Schedule 13D)

Exhibit 7.03	Summary of Proposal, dated November 3, 2009 (incorporated by reference to Exhibit 7.03 of Amendment No. 4 to Schedule 13D)

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Exhibit 7.04	Joinder to Joint Filing Agreement, dated as of November 17, 2009, by Family Dog, LLC and FD Acquisition Co.

Exhibit 7.05	Extension Letter, dated November 18, 2009

Exhibit 7.06	Power of Attorney for Rollover Reporting Persons, dated November 17, 2009

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Lowrie Management, LLLP

Date: November 18, 2009	/s/ Troy Lowrie

Troy Lowrie,
President of Lowrie Investment Management, Inc., the General Partner of Lowrie Management, LLLP

Lowrie Investment Management, Inc.

Date: November 18, 2009	/s/ Troy Lowrie

Troy Lowrie, President

Date: November 18, 2009	/s/ Troy Lowrie

Troy Lowrie

Date: November 18, 2009	*

Vali Lou Lowrie-Reed

The Vali Lou Lowrie-Reed Trust

Date: November 18, 2009	*

Vali Lou Lowrie-Reed, Trustee

Date: November 18, 2009	*

Tom O’Hara

Date: November 18, 2009	*

Micheal Ocello

LTD Investment Group, LLC

Date: November 18, 2009	*

Micheal Ocello, Managing Member

Family Dog, LLC

Date: November 18, 2009	/s/ Troy Lowrie

Troy Lowrie, President

FD Acquisition Co.

Date: November 18, 2009	/s/ Troy Lowrie

Troy Lowrie, President

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*	Troy Lowrie, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.

Date: November 18, 2009	/s/ Troy Lowrie
Troy Lowrie